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549

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SEC FILE NUMBER
8-26775

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ECONOMY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

219 MAIN STREET
(No. and Street)


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2002
WASH. D.C.
365
SECTION

EVANSVILLE	IN	47708
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN G. KUESTER — (812) 424-7500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REINITZ SHADE, LLP
(Name — *if individual, state last, first, middle name*)

401 N. WEINBACH, STE. C	EVANSVILLE	IN	47711
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN G. KUESTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ECONOMY SECURITIES, INC., as of DECEMBER 31, 2001, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____



NOTARY PUBLIC
NOTARY SEAL
STATE OF INDIANA
DONNA L. NELSON
Vanderburgh County
My Commission Expires
August 27, 2009

Notary Public

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REINITZ SHADE, LLP
CERTIFIED PUBLIC ACCOUNTANTS
401 N. WEINBACH AVE., STE. C
P.O. BOX 2209
EVANSVILLE, IN 47728-2209

Phone: (812) 477-2226 Fax: (812) 477-8950

Independent Auditor's Report

To the Stockholder and Board of Directors
Economy Securities, Incorporated
Evansville, Indiana

We have audited the accompanying statement of financial condition of Economy Securities, Incorporated as of December 31, 2001 and the related statements of operations, changes in stockholder's equity and changes in financial condition for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Economy Securities, Incorporated as of December 31, 2001 and the results of its operations and its changes in financial position for the period then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information on pages 9 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

REINITZ SHADE, LLP

Evansville, Indiana
February 19, 2002

ECONOMY SECURITIES, INCORPORATED

Statement of Financial Condition

Period Ending	**12/31/01**
Assets	
Cash and cash equivalents	**$ 30,327**
Cash deposit with clearing organization	**5,000**
Receivable from clearing organization	**16,314**
Furniture, equipment and leasehold improvements, less accumulated depreciation	**23,630**
Shareholder note receivable	**5,000**
Other assets	**225**
	$80,496
Liabilities and Stockholder's Equity	
Accounts payable, accrued expenses and other liabilities	**$ 9,473**
Stockholder's Equity	
Common stock, no par value	
Authorized—10,000 shares	
Issued and outstanding—700 shares	**70,000**
Retained earnings	**1,023**
	71,023
	$ 80,496

See notes to financial statements.

ECONOMY SECURITIES, INCORPORATED

Statement of Operations

Period Ending	12/31/01
Revenue	
Commissions	$ 209,040
Trail fees	88,815
Interest and dividends	741
Other	4,294
	302,890
Expenses	
Employee compensation and benefits	94,897
Floor brokerage, exchange and clearance fees	43,992
Communications and data processing	11,364
Occupancy and equipment costs	46,100
Taxes other than income taxes	10,049
Other operating expenses	30,741
	237,143
Net Income	**$ 65,747**

See notes to financial statements.

ECONOMY SECURITIES, INCORPORATED

Statement of Changes in Stockholder's Equity

	Common Stock		Retained	
	Shares	**Amount**	**Earnings**	**Totals**
Balances, December 31, 2000	700	$ 70,000	$ 10,276	$ 80,276
Dividends			(75,000)	(75,000)
Net income			65,747	65,747
Balances, December 31, 2001	700	$ 70,000	$ 1,023	$ 71,023

See notes to financial statements.

ECONOMY SECURITIES, INCORPORATED

Statement of Changes in Financial Condition

Period Ending	12/31/01
Operating Activities	
Net income	$ 65,747
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	5,404
Changes in	
Receivable from clearing organization	5,148
Shareholder note	(5,000)
Accounts payable, accrued expenses and other liabilities	3,124
Net cash provided by operating activities	74,423
Investing Activities	
Equipment purchased	(22,220)
Loss on disposal of assets	0
Net cash used by investing activities	(22,220)
Financing Activity	
Dividends paid	(75,000)
Stock redemption	
Net cash used by financing activities	(75,000)
Decrease in Cash and Cash Equivalents	(22,797)
Cash and Cash Equivalents, Beginning of Year	53,124
Cash and Cash Equivalents, End of Year	$ 30,327

See notes to financial statements.

ECONOMY SECURITIES, INCORPORATED

Notes to Financial Statements

➢ Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
Economy Securities, Incorporated (Company) operates as a fully-disclosed introducing broker in trading and investment securities. The Company's customer base is primarily individual investors located in Indiana, Illinois and Kentucky.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of reporting cash flows, the Company considers all liquid investments with an original maturity of three months or less to be cash equivalents.

Accounting Period
In October 1998, the Company requested NASD Regulation to approve a change in the Company's reporting year to December 31 from March 31. This request was subsequently approved by NASD Regulation for the period beginning April 1, 1998 through December 31, 1998. This change relieved the Company from tax deposit requirements under §7519 of the Internal Revenue Code. As a result of this change, the subsequent reporting periods are from January 1 through December 31. Financial statements filed under SEC rule 17a-5 are not required to be in comparative form.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are carried at cost. Depreciation is computed using the straight-line method over useful lives ranging from 3 to 31 years. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred. Significant renewals and improvements are capitalized.

Bad Debts
Accounts receivable consists of receivables from City Securities Corporation (Clearing Organization) and are considered fully collectible. Therefore, no allowance for bad debts has been provided.

Revenue and Expenses
Commissions and fees are recorded on a settlement-date basis. There were no significant transactions at December 31, 2001 that would require reconciliation with trade-date basis accounting.

Income Taxes
Federal income taxes have not been provided because the stockholder elected to be treated as an S Corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the corporate income or loss and credits are passed to the stockholder and combined with his personal income and deductions to determine taxable income on his individual

tax return. At December 31, 2001, the Company had temporary differences aggregating $12,272, relating primarily to depreciation and accruals, for which deferred taxes would have to be provided in the financial statements if the election was revoked.

ECONOMY SECURITIES, INCORPORATED
Notes to Financial Statements

➢ Cash Deposit with Clearing Organization

At December 31, 2001, the Company had an interest-bearing deposit of $5,000 with the Clearing Organization.

➢ Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following:

Period Ending	**12/31/01**
Furniture and equipment	**$ 19,337**
Automobile	**20,467**
Leasehold improvements	**981**
Total costs	**40,785**
Accumulated depreciation and amortization	**(17,155)**
	$ 23,630

➢ Related Party Transactions

The Company leases the building from its stockholder under a month-to-month operating lease arrangement calling for monthly payments of $2,200. Total rent paid under this arrangement, included in the statement of operations, for the period ended December 31, 2001 was $26,400. The Company holds a note receivable from its stockholder in the amount of $5,000.00. The note is payable on demand, at a stated interest rate of 6.0%, interest paid quarterly.

➢ Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (Commission) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $41,621, which was $36,621 in excess of its required net capital of $5,000. At December 31, 2001, the Company's net capital ratio was 0.23 to 1.

➢ Commitments and Contingencies

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Company.

Supplementary Information

ECONOMY SECURITIES, INCORPORATED

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Period Ending	12/31/01
Computation of Net Capital	
Stockholder's equity qualified for net capital	$ 71,023
Nonallowable assets	
Furniture, equipment and leasehold improvements	23,630
Shareholder note	5000
Other assets	225
Petty cash	100
	28,955
Net capital before haircuts on securities	42,068
Haircuts on securities—money market funds	(447)
Net Capital	$ 41,621

ECONOMY SECURITIES, INCORPORATED

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

Period Ending	12/31/01
Aggregate Indebtedness (included in statement of financial condition)	
Accounts payable, accrued expenses and other liabilities	$ 9,473
Basic Net Capital Requirement	
Minimum net capital required	$ 632
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 36,621
Excess net capital at 1000%	$ 40,674
Ratio of aggregate indebtedness to net capital	0.23 to 1

ECONOMY SECURITIES, INCORPORATED

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Period Ending	**12/31/01**
Reconciliation With Company's Computation (included in Part II A of Form X-17A-5 as of December 31, 2001 Net capital, as reported in Company's Part II A (unaudited) FOCUS report	**$ 47,258**
Net audit adjustments	**(5,637)**
Net capital per page 9	**$ 41,621**

ECONOMY SECURITIES, INCORPORATED

Computation for Determination of Reserve Requirements Under Rule 15c3-3

Broker-dealer is exempt from Rule 15c3-3. All customer transactions are cleared through City Securities Corporation on a fully-disclosed basis.

REINITZ SHADE, LLP
CERTIFIED PUBLIC ACCOUNTANTS
401 N. WEINBACH AVE., STE. C
P.O. BOX 2209
EVANSVILLE, IN 47728-2209
Phone: (812) 477-2226 **Fax: (812) 477-8950**

To the Stockholder and Board of Directors
Economy Securities, Incorporated
Evansville, Indiana

In planning and performing our audit of the financial statements of Economy Securities, Incorporated for the period ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, because the Company has limited office staff, complete segregation of duties is not possible. We noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Zeinitz Snade, LLP

Evansville, Indiana
February 19, 2002